Reg Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Reg Technologies Inc.

Interim Consolidation Financial Statements
(Expressed in Canadian dollars)
(Unaudited )

January 31, 2006

LANCASTER & DAVID C H A R T E R E D A C C O U N T A N T S	Incorporated Partners David E. Lancaster, C.A. Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Reg Technologies Inc. as at January 31, 2006 and the interim consolidated statements of loss and deficit and cash flows for the nine month period ended January 31, 2006 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
March 29, 2006

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 Facsimile: 604.602.0867
New Westminster Office – Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 Facsimile: 604. 524.9837
Telephone: 604.717.5526 Email: admin@lancasteranddavid.ca

Reg Technologies Inc.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited – See Notice to Reader)

	January 31,	April 30,
	2006	2005
	$	$
		(Audited)
ASSETS
Current Assets
Cash	24,683	166,734
Amounts receivable	6,365	3,188
Prepaid expenses	104,545	21,664
Total Current Assets	135,593	191,586
Intangible Assets	1	1
Total Assets	135,594	191,587

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	152,717	135,505
Due to related companies (Note 5)	274,770	164,267
Total Liabilities	427,487	299,772
Contingency and Commitments (Notes 1 and 6)
Subsequent Events (Note 7)
SHAREHOLDERS’ EQUITY (DEFICIT)
Share Capital (Note 3)	11,325,439	11,038,596
Contributed Surplus	331,145	236,977
Donated Capital (Note 5(c))	913,440	757,740
Deferred Compensation	(5,226)	(16,985)
Foreign Currency Translation Adjustments	(824,481)	(838,771)
Deficit	(12,032,210)	(11,285,742)
Total Shareholders’ Deficit	(291,893)	(108,185)
Total Liabilities and Shareholders’ Deficit	135,594	191,587

Approved on behalf of the Board:

“John G. Robertson”	“Jennifer Lorette”
John G. Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of these interim consolidated financial statements)

F–2

Reg Technologies Inc.
Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited – See Notice to Reader)

	For the Three Months Ended		For the Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005
	$	$	$	$

Revenue	–	–	–	–

Operating Expenses
General and administrative	399,047	164,696	1,286,331	567,053
Foreign exchange	16,986	6,753	15,916	7,442
Research and development	57,656	–	137,874	–
Stock-based compensation	5,682	29,249	95,448	80,184
Total Expenses	479,371	200,698	1,535,569	654,676
Net Loss Before Other Income (Expense)	(479,371)	(200,698)	(1,535,569)	(654,676)
Other Income (Expense)

Recovery of intangible assets written-off	–	–	–	–
Gain on sale subsidiary’s shares	58,420	270,983	113,516	294,823
Gain on issue by subsidiary of its own
shares outside the consolidated group	660,745	345,015	674,291	379,133
Miscellaneous income	2	3	428	3
Impairment of intangible assets	–	(5,541)	–	(9,138)
Non-controlling interest	465	(205,263)	867	66,916

Net Income (Loss) for the Period	240,261	(204,499)	(746,673)	77,058
Deficit – Beginning of Period	(12,272,471)	(5,781,701)	(11,285,743)	(5,654,260)
Deficit – End of Period	(12,032,210)	(5,577,202)	(12,032,210)	(5,577,202)

Net Income (Loss) Per Share – Basic and
Diluted	0.01	(0.01)	(0.03)	–
Weighted Average Shares Outstanding	23,880,000	22,226,000	23,304,000	20,397,000

(The accompanying notes are an integral part of these interim consolidated financial statements)

F–3

Reg Technologies Inc.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited – See Notice to Reader)

	For the Three Months Ended		For the Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005
	$	$	$	$

Cash Flows From (To) Operating Activities

Net Income (Loss)	240,261	204,499	(746,468)	77,058

Adjustment to reconcile net loss to net cash
used in operating activities
Services paid by issuing shares of
subsidiary	–	–	–	31,618
Stock-based compensation	5,682	29,249	95,448	80,184
Non-controlling interest	–	205,263	–	(66,916)
Gain on issue by subsidiary of its own
shares	–	(345,015)	–	(379,133)
Donated services	51,900	45,510	155,700	144,315
Gain on sale of subsidiary’s shares	–	(270,983)	–	(294,823)
Loss on intangible assets written-off	–	5,541	–	9,138

Changes in non-cash working capital items
Accounts receivable	(3,575)	753	(3,177)	1,176
Prepaid expenses and deposits	147,451	–	(82,881)	–
Accounts payable and accrued liabilities	(7,786)	(2,948)	17,212	(3,949)

Net Cash Provided by (Used In) Operating
Activities	433,933	(128,131)	(564,166)	(401,332)

Cash Flows To Investing Activities

Development costs – net of amortization	–	(9,884)	–	(124,141)
Patent protection costs	–	(9,711)	–	(20,199)

Net Cash Used In Investing Activities	–	(19,595)	–	(144,340)

Cash Flows From Financing Activities

Proceeds from (repayment to)related
companies	(198,030)	(34,781)	110,503	4,121
Proceeds on subsidiary’s shares issued	–	223,707	–	409,195
Proceeds on sale of subsidiary shares	–	278,005	–	318,404
Subscriptions received for shares of
subsidiary	(232,495)	–	–	–
Shares issued	–	9,125	286,843	26,925

Net Cash Provided By Financing Activities	(430,525)	476,056	397,346	758,645

Translation Adjustments	3,694	(33,720)	24,769	61,104

Increase (Decrease) in Cash	7,102	294,610	(142,051)	274,077

Cash (Deficiency(– Beginning of Period	17,581	(13,944)	166,734	6,589

Cash – End of Period	24,683	280,666	24,683	280,666

Non-cash Investing and Financing Activities	–	–	–	–
Stock-based compensation	5,682	29,249	95,448	80,184

Supplemental Disclosures

Interest paid	–	–	–	–
Income taxes paid	–	–	–	–

(The accompanying notes are an integral part of these interim consolidated financial statements)

F–4

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
January 31, 2006
(Unaudited – See Notice to Reader)

1.	Nature of Operations and Continuance of Operations

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The world-wide marketing and intellectual rights, other than the U.S., are held by the Company, which owns approximately 6.8 million shares of REGI U.S., Inc. (a U.S. public company). REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI U.S., Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. In November 2004, the Company acquired from Rand Energy Group Inc. the 100% interest in the rights, title and interest in and to the Technology, including all pending and future patent applications in respect of the Technology for all countries except the United States of America, for consideration of $50,000 per year or 5% of net profit, whichever is greater, with payment commencing on November 22, 2005 until the patents expire on the Technology. As at January 31, 2006, Rand Energy Group Inc. owes Reg Technologies $2,481,499 which will be fully repaid prior to royalty obligations due and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company is still in the development stage. These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of the Technology or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of the Technology must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going concern. The continuation of the Company as a going concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations. The Company’s direct investment in REGI U.S., Inc., together with its ownership in Rand Energy Group Inc., gives it control over 6,796,476 shares of REGI U.S., Inc., which shares had a value of approximately US$4,893,463 as of March 28, 2006. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

2.	Interim Financial Statements

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended April 30, 2005, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six-month period ended January 31, 2006 are not necessarily indicative of the results that may be expected for the year ended April 30, 2006.

3.	Share Capital

Authorized:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

Common shares issued:		Value
	#	$
Issued and outstanding at April 30, 2005	22,620,392	11,112,081
Issued during the period:
- By exercise of options	750,000	75,000
- By exercise of warrants	727,289	181,843
	24,097,681	11,368,924
Less treasury stock owned	(217,422)	(43,485)
Issued and outstanding at January 31, 2006	23,880,259	11,325,439

F–5

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
January 31, 2006
(Unaudited – See Notice to Reader)

3.	Share Capital (Continued)

	(a)	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

	(b)	Treasury shares

The Company’s subsidiary, Rand Energy Group Inc. (“Rand”), purchased 183,711 units of a private placement for $27,557. In addition, Rand exercised its warrants and received 183,711 shares for $45,927 in December, 2004. During the period ended January 31, 2005, Rand transferred 150,000 of the shares with a fair value of $60,000 to a consulting firm on behalf of the Company. At January 31, 2006 a total of 217,422 treasury shares were owned by Rand.

	(c)	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director’s has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. No more than 25% of an option may be exercised during any 90-day period during the term of the option; and each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90-day period. Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one- quarter of the options vesting in any three-month period.

		Weighted
		average
	Number of	exercise price
	Shares	$

Outstanding and exercisable, April 30, 2005	1,187,000	0.15
Exercised	(750,000)	0.10
Granted	750,000	0.30
Outstanding and exercisable January 31, 2006	1,187,000	0.27

		Outstanding		Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	contractual	exercise	Number of	exercise
Exercise price	shares	life (years)	price	shares	price

$ 0.10	750,000	4.7	$ 0.30	187,500	$ 0.30
$ 0.30	162,500	2.6	$ 0.30	162,500	$ 0.30
$ 0.19	250,000	3.1	$ 0.19	250,000	$ 0.19
$ 0.14	25,000	3.2	$ 0.14	25,000	$ 0.14

	1,187,500	4.1	$ 0.27	625,000	$ 0.25

The fair value for options granted was estimated at the date of grant using the Black-Scholes option-pricing model and the weighted average fair value of stock options granted during the nine month period ended January 31, 2006, was $0.28 (2005 - $Nil).

The weighted average assumptions used are as follows:

	Three Months Ended		Six Months Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005
	$	$	$	$

Expected dividend yield	0%	–	0%	–
Risk-free interest rate	4.14%	–	4.14%	–
Expected volatility	155%	–	155%	–
Expected option life (in years)	3.0	–	3.0	–

F–6

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
January 31, 2006
(Unaudited – See Notice to Reader)

(d)	Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

		Weighted
		average
	Number of	exercise price
	Shares	$

Outstanding at April 30, 2005	727,289	0.25
Exercised	(727,289)	0.25
Outstanding at January 31, 2006	–	–

4.	Share Capital Activity of REGI U.S., Inc.

	Number of	Value
Common shares issued:	Shares	US$

April 30, 2005	23,720,725	5,838,841

Stock issued for cash pursuant to private placement	650,000	379,062
Stock issued for cash pursuant to warrants exercised	406,400	142,240
Stock issued for cash pursuant to options exercised	125,000	30,625

January 31, 2006	24,902,125	6,390,768

(a)	3,320,000 shares, having an approximate undiscounted fair market value as at March 29, 2006 of US$2,390,400 were owned by the Company as at January 31, 2006.

(b)

Approximately 3,476,000 shares, having an approximate undiscounted fair market value as at March 29, 2006, of US$2,502,720 were owned by Rand Energy Group Inc. as at January 31, 2006. The Company owns 51% of Rand Energy Group Inc.

(c)	A total of 1,262,750 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$0.27 per share with a weighted average remaining life of 1.53 years.

(d)	As at January 31, 2006, 325,000 share purchase warrants were outstanding. Each two one-half warrants may be exercised at a price of US$0.80 per share, expiring on November 31, 2007.

(e)	On May 27, 2005, REGI U.S., Inc. granted 125,000 stock options to employees and officers, exercisable at US$0.45 per share, up to May 27, 2010.

5.	Related Party Transactions

	(a)	The Company shares office space, staff and service providers with a number of private and public companies with several directors in common.

(b)

The transactions are recorded at their exchange amounts, and the amounts owing to related companies, totalling $274,770 (April 30, 2005 - $164,267) are unsecured, non-interest bearing and due on demand. These companies are related due to the President of the Company controlling or significantly influencing these related companies.

(c)

The value of consulting services of US$112,500 (2005 – US$112,500) was charged to operations and $Nil (2005 - $Nil) was charged to deferred development costs, which was contributed as donated capital by officers and directors of REGI U.S., Inc.

(d)

Administrative fees, public relations expenses, management fees and directors fees were paid to the officers, directors and companies controlled by officers and directors totaling $104,817 for services rendered.

F–7

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
January 31, 2006
(Unaudited – See Notice to Reader)

5.	Related Party Transactions (continued)

(a)

On June 14, 2005, Regi US entered into a consulting agreement with Clearvision Inc. (“the Consulting Agreement”) for the provision of MediaBlitz!® campaign services to Regi US, in consideration for 500,000 shares of Regi US’s common stock at an agreed value of $0.70. These shares were provided to Clearvision by an affiliate, JGR Petroleum Inc. (“JGR”), a private company controlled by the president of the Company. Regi US recognized $350,000 upon the payment of shares to Clearvision, which will be expensed over 34 weeks which is the minimum term of the agreement. At January 31, 2006, $72,059 is included with prepaid expenses. Clearvision Incorporated will design and implement a MediaBlitz!® campaign designed to create visibility for the Company’s Rand Cam™ Technology.

The above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6.	Commitments

	(a)	In connection with the acquisition of Rand Energy Group Inc. the Company has the following royalty obligations:

i.

A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual installments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

ii.

Pursuant to a letter of understanding between the Company, REGI U.S., Inc. and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

		iii.	1% net profit royalty will be payable to a director on all U.S. based sales.

(b)

REGI U.S. entered into a Distributors Agreement dated June 29, 2005 with ANUVU Incorporated with an option to acquire exclusive rights to distribute the ANUVU Fuel Cell technology for Canada and Europe. The Company paid $200,000 to exercise a portion of the option agreement and acquire the Canadian rights on behalf of the Company. During the period ended January 31, 2006, REGI U.S. assigned the distribution rights to the Company and recovered US$150,000 of research and development expenses. REGI U.S., Inc. has the remaining option to pay $300,000 for the European rights, of which $150,000 was to be paid within 90 days of the Agreement, and the balance of $150,000 by November 30, 2005. On December 6, 2005, REGI U.S. paid $7,000 CDN to extend the option until February 28, 2006, when the option was allowed to expire. The rights are subject to a royalty of 5% of gross sales. REGI U.S. will receive 2 warrants of ANUVU’s common stock for every dollar paid for the distribution rights to a maximum of 1,000,000 warrants. Each warrant will be exercisable to acquire one share of ANUVU’s common stock at $0.01 per share up to one year from date of payment.

(c)	REGI U.S., Inc. is committed to fund 50% of the further development of the RC/DC Engine.

(d)	On April 21, 2005, REGI U.S., Inc. entered into an agreement with a firm that will provide public relations and consulting services for US$5,000 per month.

(e)

On June 7, 2005, REGI U.S., Inc. entered into a consulting agreement with a firm that will provide advisory and consulting services in consideration of US$15,000 or the issuance of 50,000 free trading common shares of REGI U.S., Inc.

(f)

On April 25, 2005, Rand Energy Group Inc. entered into a Finder’s Fee Agreement with an individual. The individual will receive a fee of 7.5% of all funds directly introduced to REGI U.S. Inc. upon the completion of the private placement. The individual will also receive a non-revocable option to acquire 50,000 shares of REGI at $0.90 from the Company. The individual will also receive a warrant from Rand for up to 250,000 shares of REGI for three years at the same price as the private placement. The warrants will be issued at a rate of 10% of the issued shares or units of the REGI financing.

7.	Subsequent Events

	(a)	Subsequent to the nine month period ended January 31, 2006, Regi US issued 18,750 shares upon the exercise of stock options for proceeds of $3,750.

F–8